Exhibit 21

Schedule of Subsidiaries

Name	Jurisdiction of Organization
Macon Bank, Inc. (1)	North Carolina
Macon Services, Inc. (2)	North Carolina
Macon Capital Trust I (3)	Delaware

(1)	Wholly owned subsidiary of Macon Bancorp. All banking offices do business under the name “Macon Bank”.
(2)	Wholly owned subsidiary of Macon Bank, Inc.
(3)	In 2003, Macon Bancorp formed a wholly owned Delaware statutory trust. All of the common securities of the trust are owned by Macon Bancorp.